Exhibit 2.1

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “First Amendment”) is entered into as of February 1, 2012, by and among Alexion Pharmaceuticals, Inc., a Delaware corporation (the “Buyer”), EMRD Corporation, a Delaware corporation and a wholly owned subsidiary of the Buyer (the “Transitory Subsidiary”), M. Luc Mainville, Jonathan Silverstein, Robert Heft and David Bonita, solely in their capacity as the Stockholder Representatives (the “Stockholder Representatives”), and Enobia Pharma Corp., a Delaware corporation (the “Company”).

WHEREAS, the Buyer, the Transitory Subsidiary, the Stockholder Representatives and the Company entered into an Agreement and Plan of Merger dated as of December 28, 2011 (the “Agreement”);

WHEREAS, capitalized terms used herein and not defined herein shall have the meaning set forth in the Agreement;

WHEREAS, prior to the Effective Time, certain holders of Company Options may exercise such Company Options after having entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with the Buyer pursuant to which such holders of Company Options (the “Selling Option Holders”) will agree to sell the Company Stock issued to such Selling Option Holders by Enobia upon the exercise of such Options (the “Acquired Shares”) to the Buyer for consideration equal to the consideration such Selling Option Holders would have received had such Selling Option Holders held the Acquired Shares at the Effective Time and received Merger Consideration with respect to such Acquired Shares under the Agreement;

WHEREAS, the parties hereto desire to amend the Agreement to modify the treatment of the Acquired Shares purchased by the Buyer from the Selling Option Holders and to clarify how the Total Consideration will be paid to the Company Equityholders; and

WHEREAS, the Boards of Directors of the Buyer and the Company deem it advisable and in the best interests of each corporation and their respective stockholders to enter into this First Amendment.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Buyer, the Transitory Subsidiary, the Stockholder Representatives and the Company agree as follows:

1. Sections 2.1(b) and 2.1(c) of the Agreement are hereby amended in their entirety to read as follows:

(b) Cancellation of Treasury Stock and Treatment of Buyer-Owned Stock. At the Effective Time, (i) all shares of Company Stock that are owned by the Company as treasury stock shall, by virtue of the Merger, be cancelled and shall cease to exist and no payment or consideration shall be delivered in exchange therefor and (ii) all shares of Company Stock that are owned by the Buyer, the Transitory Subsidiary or any other wholly owned Subsidiary of the Buyer immediately prior to the Effective Time shall remain outstanding, but no payment or consideration shall be delivered in exchange therefor.

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(c) Conversion and Exchange of Company Stock. Each share of Company Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares of Company Stock referenced in Sections 2.1(b)(i) and 2.1(b)(ii) and (ii) Dissenting Shares) shall, by virtue of the Merger and without any action on the part of the Buyer or any holder of Company Stock, be converted into and exchanged for the right of the holder to receive (subject to the terms of this Agreement) (A) the Closing Per Share Consideration from the Surviving Corporation and (B) from the Buyer a right to the portion of each Future Payment allocated to such share of Company Stock pursuant to the terms of this Agreement, each of which rights with respect to a portion of each Future Payment shall constitute a separate, non-transfereable, contingent value right. All shares of Company Stock, when so converted and exchanged, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of Company Stock shall cease to have any rights with respect thereto, except the right to receive a portion of the Total Consideration in accordance with this Article II.

2.	The introduction to Section 2.1(d) is hereby amended in its entirety to read as follows:

The Total Consideration payable to the Company Equityholders shall be comprised of:

3.	The last sentence of Section 2.1(e) is hereby amended to replace the words “On the Closing Date, the Buyer shall” with “On the Closing Date, the Surviving Corporation shall (and the Buyer shall cause the Surviving Corporation to)”.

4.	The term “Buyer” is hereby replaced with the term “Surviving Corporation” in the last sentence of Section 2.1(f) of the Agreement.

5.	The first sentence of Section 2.1(g) of the Agreement is hereby amended in its entirety to read as follows:

On the Closing Date, the Buyer shall cause the Surviving Corporation to pay, by wire transfer of immediately available funds, (a) all Unpaid Company Transaction Expenses as specified in the Closing Payment Certificate, (b) the Closing Indebtedness and (c) the amounts payable under Section 2(a) of the Restructuring Agreement and set forth in the Closing Payment Certificate.

6.	The first sentence of Section 2.2(a) of the Agreement is hereby amended in its entirety to read as follows:

At the Effective Time, the Buyer shall cause the Transitory Subsidiary to deposit the Payment Fund with the Paying Agent for the benefit of the holders of Company Stock for payment through the Paying Agent in accordance with this Section 2.2 in exchange for all of the outstanding shares of Company Stock.

7.	Section 2.2(c)(ii) of the Agreement is hereby amended in its entirety to read as follows:

(ii) The portion of each Future Payment payable to the holders of Company Stock shall be paid (reduced by any applicable withholding) by the Buyer or the Surviving Corporation to the Paying Agent for the benefit of the holders of Company Stock, and the portion of each Future Payment payable to the holders of Company Options shall be paid (reduced by any applicable withholding) by the Buyer or the Surviving Corporation to the holders of Company Options, in each case in accordance with the Closing Date Allocation Schedule within the time periods set forth herein for such payments.

8.	Section 2.2(e) of the Agreement is hereby amended in its entirety to read as follows:

(e) Termination of Payment Fund. Any portion of the Payment Fund which remains undistributed to the holders of Company Stock for one (1) year after the Effective Time shall be delivered to the Buyer on behalf of the Transitory Subsidiary (subject to abandoned property, escheat or similar law), upon demand, and any holder of Company Stock who has not previously complied with this Section 2.2 shall be entitled to receive from the Surviving Corporation (subject to abandoned property, escheat or similar law) the portion of the Total Consideration that such holder has the right to receive pursuant to the provisions of this Article II.

9.	The following is hereby added as a new Section 2.5(e) of the Agreement:

(e) Selling Option Holders. Notwithstanding any provision in this Agreement to the contrary, (a) the consideration that would otherwise have been payable by the Buyer or the Surviving Corporation to a Selling Option Holder under this Agreement shall instead be paid by the Buyer pursuant to the terms of the Stock Purchase Agreement, but the amount payable to the Selling Option Holders and each of the other Company Equityholders shall be determined in accordance with the terms and conditions of this Agreement as if such Selling Option Holders were to be paid such consideration by the Surviving Corporation pursuant to the terms and conditions of this Agreement and (b) for all other purposes of this Agreement, the Selling Option Holders shall constitute Company Equityholders.

10.	Section 9.7(a)(iii) of the Agreement is hereby amended in its entirety to read as follows:

Notwithstanding anything to the contrary in this Agreement, but subject to the last sentence of this Section 9.7(a)(iii), (A) the Buyer and the Surviving Corporation shall not be entitled to an indemnification payment for Taxes pursuant to this Article IX to the extent that any Tax attributes of the Company or its Subsidiaries (including net operating loss carryovers, capital loss carryovers, and Tax credits) as of the Closing Date are available to reduce the amount of Taxes otherwise payable under applicable jurisdictional law and (B) any claims for indemnification under Section 9.1(a) for a breach of the representations and warranties set forth in Section 3.8 shall be subject to the limitations set forth in this Section 9.7(a). Notwithstanding the foregoing and anything to the contrary in this Agreement, the limitations set forth in this Section 9.7(a) and Section 9.5(c)(i) shall not apply to any indemnification claim related to Canadian withholding Taxes required to be withheld or Canadian Taxes paid in respect of the exercise or cancellation of the Company Options.

11.	The definition of “Closing Cash” set forth in Section 10.1 of the Agreement is hereby amended in its entirety to read as follows:

“Closing Cash” means the sum of (a) all cash and investment securities with original maturities of ninety (90) days or less held by the Company or any of its Subsidiaries as of the Closing Date, determined using GAAP, consistently applied, as used in preparing the Company Balance Sheet, plus (b) any prepayments made as of the Closing Date with respect to the batch deliveries referred to as Runs 20K#6, 20K#7, 20K#8 and 20K#9, plus (c) all amounts payable to the Company pursuant to any promissory note executed by the holder of a Company Option in connection with the exercise thereof after the date of the Agreement and prior to the Closing, plus (d) all amounts paid prior to the Closing by the Company (up to $1,325,000 in the aggregate) to Saint Louis University, The Salk Institute for Biological Studies, San Diego, California and HepaCore Ltd. in connection with the exercise by the Company of the options under the Exclusive License Agreement, dated June 21, 2011, between Enobia Pharma Inc. and Saint Louis University; the Option Agreement between Enobia Pharma Inc. and the Salk Institute for Biological Studies; and the Service and License Agreement, dated January 1, 2011, between HepaCore Ltd. and Enobia Pharma Corp.

12.	The definition of “Company Equityholder” set forth in Section 10.1 of the Agreement is hereby amended in its entirety to read as follows:

“Company Equityholder” means any holder of Company Stock or Company Options as of immediately prior to the Effective Time (and, for the avoidance of doubt, immediately prior to the conversion of Company Options in accordance with Section 2.5) and each Selling Option Holder.

13.	The definition of “Excluded Matters” set forth in Section 10.1 of the Agreement is hereby amended in its entirety to read as follows:

“Excluded Matters” means a claim for indemnification (a) under Section 9.1(a) for a breach of the Excepted Representations, (b) under Section 9.1(b) or (c) under Section 9.7(a)(i)(D), to the extent related to Canadian Taxes.

14.	The definition of “Fully Diluted Shares” set forth in Section 10.1 of the Agreement is hereby amended in its entirety to read as follows:

“Fully Diluted Shares” means the sum of (a) the aggregate number of shares of Company Stock outstanding immediately prior to the Effective Time, on an as-converted to Company Common Stock basis, including any shares of Company Common Stock held by the Buyer (other than shares of Company Stock to be cancelled in accordance with Section 2.1(b)) and (b) the aggregate number of shares of Company Common Stock issuable upon the exercise of all Company Options outstanding immediately prior to the Effective Time.

15.	Section 10.1 of the Agreement is hereby amended by adding the following definition of “Selling Option Holders”:

“Selling Option Holders” means holders of Company Options who exercise such Company Options after having entered into the Stock Purchase Agreement.

16.	Section 10.1 of the Agreement is hereby amended by adding the following definition of “Stock Purchase Agreement”:

“Stock Purchase Agreement” means the Stock Purchase Agreement, dated the date hereof, between the Company, the Buyer and the Selling Option Holders.

17.	The definition of “Stockholder Representatives Expense Amount” set forth in Section 10.1 of the Agreement is hereby amended in its entirety to read as follows:

“Stockholder Representatives Expense Amount” means $350,000.

18.	The definition of “Unpaid Company Transaction Expenses” set forth in Section 10.1 of the Agreement is hereby amended in its entirety to read as follows:

“Unpaid Company Transaction Expenses” means (A) all costs and expenses of the Company and its Subsidiaries incurred in connection with the negotiation, preparation and execution of this Agreement and the consummation of the transactions contemplated hereby and any other Acquisition Proposal or solicitation thereof, including (a) fees and expenses payable to Merrill Lynch, Pierce, Fenner & Smith, Norton Rose LLP, Clark & Elbing LLP and Wilmer Cutler Pickering Hale and Dorr LLP and (b) any change in control, severance, stay bonus, retention bonus, success bonus and any other similar amounts payable solely as a result of the consummation of the Merger and which (i) have not been paid in full as of immediately prior to the Effective Time and (ii) are not included in Closing Indebtedness, including any amounts payable under the Bonus Plan and (B) any costs or expenses of the Company or its Subsidiaries incurred in connection with the negotiation, preparation and execution of the amendment to this Agreement dated February 1, 2012, or any tax analysis and advice obtained and all documents entered into in connection therewith to the extent not paid by the Selling Option Holders under the Stock Purchase Agreement, all of which costs and expenses shall not be included in the determination of Net Current Liabilities.

19.	Section 11.12 of the Agreement is hereby amended in its entirety to read as follows:

11.12. Foreign Exchange Conversions. If any amount to be paid, transferred, allocated, reimbursed or calculated pursuant to, or in accordance with, the terms of this Agreement or any Exhibit or Schedule (including the Company Disclosure Schedule) referred to herein is originally stated or expressed in a currency other than United States Dollars, then, for the purpose of determining the amount to be so paid, transferred, allocated, reimbursed or calculated, such amount shall be converted into United States Dollars at the Royal Bank of Canada’s noon exchange rate as of the Business Day immediately prior to (or, if no such quote exists on such Business Day, on the closest Business Day prior to) the day on which the party required to make such payment, transfer, reimbursement or calculation first becomes obligated to do so hereunder; provided, however, that in the case of any amount to be paid on the Closing Date, such amount shall be converted into United States Dollars at the Royal Bank of Canada’s spot rate in effect on the Closing Date.

20.	Any term or provision of this First Amendment that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this First Amendment shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

21.	This First Amendment may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This First Amendment may be executed and delivered by facsimile or .pdf transmission.

22.	Except as modified by this First Amendment, the Agreement is in all other respects hereby ratified and confirmed. This First Amendment shall not take effect until such time as the Company shall have obtained the approval of this First Amendment by the Company’s stockholders under the DGCL and the Company’s certificate of incorporation and the Transitory Subsidiary shall have obtained the approval of its sole stockholder. The Company and the Buyer agree to seek such approvals promptly after the execution and delivery of this First Amendment.

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IN WITNESS WHEREOF, the Buyer, the Transitory Subsidiary and the Company have caused this First Amendment to be signed by their respective officers thereunto duly authorized as of the date first written above.

ALEXION PHARMACEUTICALS, INC.

By:	/s/ Leonard Bell, M.D.
Name: Leonard Bell, M.D.
Title: Chief Executive Officer

EMRD CORPORATION

By:	/s/ Michael V. Greco
Name:Michael V. Greco
Title: Authorized Officer

ENOBIA PHARMA CORP.

By:	/s/ Robert Heft
Name: Robert Heft
Title: President and CEO

M. Luc Mainville, solely in his capacity as a STOCKHOLDER REPRESENTATIVE

By:	/s/ M. Luc Mainville

Jonathan Silverstein, solely in his capacity as a STOCKHOLDER REPRESENTATIVE

By:	/s/ Jonathan Silverstein

Robert Heft, solely in his capacity as a STOCKHOLDER REPRESENTATIVE

By:	/s/ Robert Heft

David Bonita, solely in his capacity as a STOCKHOLDER REPRESENTATIVE

By:	/s/ David Bonita